Exhibit 99.1

Lufax Holding Ltd Announces Plan to Implement ADS Ratio Change

SHANGHAI, Nov. 20, 2023 /PRNewswire/ — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced that it plans to change the ratio of its American Depositary Shares (“ADSs”) to its ordinary shares (the “ADS Ratio”), par value US$0.00001 per share, from the current ADS Ratio of two (2) ADSs to one (1) ordinary share to a new ADS Ratio of one (1) ADS to two (2) ordinary shares. The Company anticipates that the change in the ADS Ratio will be effective on or about December 15, 2023 (the “Effective Date”).

For Lufax’s ADS holders, the change in the ADS Ratio will have the same effect as a one-for-four reverse ADS split. On the Effective Date, holders of ADSs in the Direct Registration System (“DRS”) and in the Depository Trust Company (“DTC”) will have their ADSs automatically exchanged and need not take any action. The exchange of every four (4) then-held (existing) ADSs for one (1) new ADS will occur automatically, at the Effective Date, with the then-held ADSs being cancelled and new ADSs being issued by the depositary bank. No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank.

The change in the ADS Ratio will have no impact on Lufax’s underlying ordinary shares, and no ordinary shares will be issued or cancelled in connection with the change in the ADS Ratio. Lufax’s ADSs will continue to be traded on the New York Stock Exchange under the symbol “LU.”

As a result of the change in the ADS Ratio, the ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the change in the ADS Ratio will be equal to or greater than four times the ADS trading price before the change.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. The Company offers financing products designed principally to address the needs of small business owners. In doing so, the Company has established relationships with 91 financial institutions in China as funding and credit enhancement partners, many of which have worked with the Company for over three years.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Lufax’s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. These forward-looking statements include, but are not limited to, statements about Lufax’s goals and strategies; Lufax’s future business development, financial condition and results of operations; expected changes in Lufax’s income, expenses or expenditures; expected growth of the retail credit enablement; Lufax’s expectations regarding demand for, and market acceptance of, its services; Lufax’s expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry Lufax operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Lufax’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com